9/30

04045206

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Daiei Inc

*CURRENT ADDRESS

PROCESSED

SEP 30 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 230 FISCAL YEAR 2-29-04

• *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 9/30/04

RECEIVED
2004 SEP 30 A 10: 17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
2-29-04

2004 ANNUAL REPORT

March 1, 2003-February 29, 2004
The Daiei, Inc.

Daiei

Contents

2004 Message from the President

Process and Results

The Japanese economy during this fiscal year has shown gradual business revitalization such as increase in exports and improvements in capital investment. However, as the unemployment rate has remained at a high level, the situation is still severe and personal consumption has not recovered from a flat position.

Under these economic circumstances, we, the Daiei Group, have endeavored to improve our steady profitability and implemented structural innovation measures in order to achieve our goals, The Daiei Group's "New Three-Year Restoration Program" as our most important challenge.

In the retail business, mainly operated by Daiei, we have implemented the structural innovations of small sized general merchandise stores (GMS), reconstructed our supermarket store (SM) business, further upgraded our customer service and revitalized our human resources in order to reinforce the operational productivity based on each store's characteristics as the first priority.

Specifically, for small-sized GMS stores, we have categorized our stores into three categories based on thorough market research; stores to be converted into SM stores which focus on food and commodity goods, stores to emphasize prices in fruits, dry groceries and medicines, and stores to reinforce sales by expanding the assortment of local vegetables and fish. We have revised product offerings and remodeled sales floors accordingly. We have also restructured our stores in order to deal with the local characteristics and our customers' needs.

We have adjusted our SM store operations to meet local customers' needs by focusing our strategy based upon local demographics. In store operations and purchasing functions, we restructured so that our East Japan Area stores into Seifu, Inc., and our West Japan Area stores into The Sakae, Inc., both are aimed to re-integrate the management. As a result, we have achieved cost reductions on promotions and quick decision-making system. Furthermore, through a strategic alliance with our affiliated company, The Maruetsu, Inc., we reinforced merchandise such as introducing the special vegetables from local farmers. Also, we have introduced store-operation methods that always responds to the customers' needs.

Based on the changes in customer's life-style, and the local characteristics of each store, we aggressively extended the stores' business hours. In addition, we have endeavored to improve our services through the periodic customer surveys and employee training.

In the financial business, represented by one of our subsidiaries, OMC Card, Inc., we issued credit cards to obtain the wider range of users and aggressively expanded the member stores, specifically with the issuance of the "ATOM CARD" and the immediate issuance of the "ETC" card, which was the first accomplishment in the industry. Also, in cash business, we have made efforts in improving our member's convenience through the expansion of ATM locations such as the newly addition of ATMs in local banks.

We continued and further promoted low-cost measures including store operational expenses and real estate expenses; we implemented our real estate consolidation efforts, including Esucale Namba Building. Also, in the Daiei Group's business, we sold the Fukuoka business (Fukuoka Dome, Sea Hawk Hotel & Resort, and Hawks Town Mall), and we sold DM Gas Station, Inc. in order to consolidate our less-relevant businesses for our main business, and unprofitable businesses.

As a result of the above, ordinary profit and net income for this fiscal year exceeded our plan, thanks to a recovery in sales in existing stores, and improvements in our cost structure. However, our operating profit during this fiscal year decreased because of the economic environment, such as the delay in personal consumption recovery and the unusual weather, and the results of the liquidation of unprofitable subsidiaries.

Moreover, the Daiei Group's interest bearing debts, excluding OMC Card, Inc. decreased to ¥1,075,100 million, as a result of reduction effects including the disposal of the Fukuoka business, completed on March 31, 2004.

Furthermore, in February 2004, we increased capital by ¥4,998 million through a third party allocation from Akatsuki Capital Co., Ltd., which is our company's reconstruction fund.

Looking Forward

Although there is a sign of recovery in personal spending, the tough economic situation surrounding us is likely to continue, since any specific improvement cannot be expected in employment and income status, and the increase of the social insurance premium and stock movements may have negative influences on personal spending.

Under these circumstances, we have entered the final year of the Daiei Group's "New Three-Year Restoration Program." We will make our best effort to improve profitability and implement structural innovating measures in order to achieve our highest priority goals, such as the reduction of interest bearing debts to the appropriate level and obtaining profitability levels for the resumption of dividend payments.

In the retail business mainly operated by Daiei, we will strengthen our operating power through further emphasis on stores that are closely tied to the local markets based on the customers' needs in order to improve profitability. To achieve this, we will classify our GMS stores based on the location, competition and facility of each store and establish the method of merchandising and sales promotion that are suitable for each store. So far, we have managed our GMS stores by classifying under the sales amount and floor space. Moreover, in order to realize the sales floor and merchandise which would be further accepted by each store's customers, we will collaborate with some of our business partners beyond the conventional merchandise category such as food or household items. Specifically, we reorganized the sales floor for children and launched "Hello

Stadium" in March, 2004, in which we bring together clothing, fashion accessories, shoes and cosmetics with full-fledged photo studio targeting at early teens (from 4th to 9th graders.) We will continuously reinforce these measures to strengthen store competitiveness by adding new values according to each store's individuality.

Additionally, by using the increased capital through Akatsuki Capital Co., Ltd., which is our company's reconstruction fund, we will make the strategic investments such as the aggressive expansions for supermarket stores, the development of traceability system for production record for food safety and the development of a joint warehouse with our business partners for more efficient distribution. Moreover, we will be in the preparation for newly opening, large-scale stores aiming at future growth after the achievement of the Daiei Group's "New Three-Year Restoration Program."

Regarding the financial business, represented by one of our subsidiaries OMC Card, Inc., in addition to further strengthening of the "credit card business", we will expand "the membership business" and "outsourcing business" by making maximum use of its core competence such as database marketing power and card processing ability.

As for the implementation of company structural innovating measures, we will review store operations, distribution of manpower based on the day or the time and back-office operations to improve the productivity and continuously carry out measures to reduce the total overhead cost. Regarding group management, we will reaffirm the business domain toward the next mid-term program after "the New Three-Year Restoration Program" and continuously tackle with structural innovation to enhance the group's total business value.

The tough economic situation is likely to continue, but we will steadily make efforts to achieve the Plan, and aim to realize our founding corporate philosophy, "Better merchandise at better prices, for more affluent society - For the Customers."



Kunio Takagi
President and Chief Executive Officer

Financial Review

Operating Revenues

The operating revenue in this term ended with ¥1,993,619 million (US$18,124 million), a decrease of 9.3% from the previous year due to the liquidation of unprofitable business, and the restructuring of the Daiei Group's business such as divestiture of subsidiaries.

[Clothing and Personal Care Products]

In addition to Ladies' clothing and accessories, we have newly introduced and expanded the category management into Men's and Children's clothing, which aims to offer customers easy-to-find and easy-to-choose sales floors.

In products, we developed "PITTARI FIT SWEATER (clingy sweater)" and "ASHINAGA SHILHOUETTE (longlegs-silhouette pants)" as our new line for "Rollina" brand.

We also collaborated with our business partners to develop high quality Nei-Mongolian 100% cashmere sweaters, and stoles and scarves in 12 color variations and in 3 sizes, that can be coordinated with sweaters. These items have a good reputations among our customers.

Additionally, we strengthened our sales power, through selling underwear made of particular fiber that absorbs moisture and increases comfort and by expanding the popular national brand products.

[Foodstuffs]

We have made efforts to offer customers healthy and affluent eating habit through our total sales floors. It has been realized through intensive areas for our private label "SUKOYAKA SODACHI (Health Growth)" products, which focus on "reassurance" and "safety," and "SUKOYAKA SELECT" products, which are carefully selected from the viewpoint of health-conscious customers. We have also offered the information to our customers about how to eat healthfully and what food is in season.

In addition, we have reinforced new menus such as "KODAWARI SALADA," which are made of fresh ingredients, and have offered "RAKURAKU COOKING (easy-to-cook homemade dishes)," to cook delicious authentic food easily. We wanted to offer the idea of "fun-to-choose" to our customers.

Additionally, we continue to reflect our customers' needs in assortments and sales floors. We also expanded the assortment for special products of locals, and improved the system to offer "fresh from the oven" dishes in a wanted amount at evenings.

[Household Items and Others]

We have developed merchandise reflecting customers' views in our own way. Especially, we have developed "SAVINGS" with quality and high-class cost performance, and "SALIV" with convenience and sophistication. As a result, we renewed "SAVINGS SUPER WHITE (compact size of detergent)," which improved its effectiveness by adding active bleach, and renewed "SALIV CASSETTE KONRO (portable gas burner)" that brought in cyclone burner, which received the Energy Conservation Award, and cut gas consumption by 20%.

In addition, we have infused new passion into sales floors by introducing some new categories. For example, "MOMMY & HOME" which is characterized by "IYASHI goods (healing goods)" or fashion products for homemakers, and "MARK OF VALUE SHOP" which offers variety of goods characterized by its user-friendliness, and high-class cost performance.

[Other Revenues]

Despite influences from the restructures of the Daiei Group's business including the liquidation of the unprofitable business and divestiture of subsidiaries, the other revenues during this fiscal year totaled ¥241,587 million (US$2,196 million), which rose 0.8% from the previous year, as a result of aggressive expansion of new customers in card business by our subsidiary which runs finance business.

Cost and Operating Expenses

Due to the restructuring of the Daiei Group's business including the liquidation of the unprofitable business and divestiture of subsidiaries, the cost of sales decreased by 9.8% from the previous year to ¥1,263,910 million (US$11,490 million).

Selling, general and administrative expenses during this fiscal year decreased by 10.3% from the previous year to ¥678,054 million (US$6,164 million) due to the enforcement of low-cost measures.

The operating profit during this fiscal year improved thanks to the liquidation of loss-making subsidiaries including D-HyperMart and the Daiei Wholesale Club Corporation, which were completed in the previous year, and an operating profit of ¥51,655 million (US$470 million) was produced, 26.7% increase from the previous year.

Other Income and Expenses

Net interest expense for this term decreased by 16.5% from the previous year to ¥16,616 million (US$151 million), due to the debt forgiveness, and debt-for-equity swap by enormous support from our three main banks, and the divestiture of subsidiaries.

In addition, income before income taxes and minority interests for this term decreased significantly by 94.8% from the previous year, because a gain from forgiveness of debt of ¥170,000 million (US$1,545 million) was posted as non-operating profit during the period.

As a result, net profit for this term was ¥18,148 million (US$165 million).

Capital Expenditures and Total Assets

Tangible fixed assets decreased by 9.2% from the previous year to ¥918,077 million (US$8,346 million) due to the divestiture of Kobe business by Fukuoka Dome, Inc., and the selling of the Esucale Namba Building.

Total assets decreased by 0.8% from the previous year to ¥2,260,782 million (US$20,553 million) due to the divestiture of subsidiaries, and the decrease of fixed assets, in spite of the increase of sales debt by financial subsidiaries.

Liability

Interest bearing debt decreased by ¥6,027 million (US$55 million) from the previous year to ¥1,638,354 million (US$14,894 million) due to the divestiture of subsidiaries.

As a result of decreases in the allowance for loss on business restructuring by the implementation of the New Three-Year Restoration Program, total liabilities decreased by 2.2% from the previous year to ¥2,150,187 million (US$19,547 million).

Shareholders' Equity

Thanks to the increase in capital by ¥4,998 million (US$45 million) through the third party allocation from Akatsuki Capital Co., Ltd., which is our company's reconstruction fund, and posting net profit for this term of ¥18,148 million (US$165 million), equity increased by ¥22,406 million (US$204 million) from the previous year to ¥88,525 million (US$805 million).

Five-Year Summary

	Millions of yen				
	2004	2003	2002	2001	2000
For the year:					
Operating revenues	**¥ 1,993,619**	¥ 2,197,533	¥ 2,498,877	¥ 2,914,120	¥ 2,847,130
Net sales	**1,752,032**	1,957,947	2,237,444	2,608,723	2,622,647
Real estate revenues	**52,287**	51,493	51,070	59,090	36,409
Other	**189,300**	188,093	210,363	246,307	188,074
Cost of Sales	**1,263,910**	1,400,894	1,605,174	1,885,243	1,921,902
Selling, general and administrative expenses	**678,054**	755,866	849,414	982,987	890,423
Income from operations	**51,655**	40,773	44,289	45,890	34,805
Net interest expense	**-16,616**	-19,897	-38,330	-50,618	-26,688
Net income (loss)	**18,148**	135,387	-332,514	45,894	-21,944
Per 10 shares of common stock (in yen):					
Net income (loss)	**¥ 233.00**	¥ 2,909.40	¥ -5,402.20	¥ 810.50	¥ -310.60
Cash dividends applicable to the year	**0**	0	0	0	0
At year-end:					
Current assets	**¥ 828,692**	¥ 721,095	¥ 719,377	¥ 1,141,631	¥ 487,135
Inventories	**91,243**	98,686	131,492	164,462	153,256
Property and equipment, at net book value	**918,077**	1,011,433	1,157,013	1,230,659	561,113
Total assets	**2,260,782**	2,278,225	2,558,659	3,244,071	1,834,612
Shareholders' equity	**88,525**	66,119	-297,431	24,556	57,591
Average number shares outstanding (in thousands)	**378,599**	333,539	615,519	609,684	706,552

Merchandise Mix

	2004	2003	2002	2001	2000
Foodstuffs	**46%**	43%	42%	40%	42%
Clothing and personal care products	**19**	19	19	19	21
Household items, others	**21**	24	24	26	21
Wholesale	**14**	14	15	15	16
Total	**100%**	100%	100%	100%	100%
Net sales:					
Billions of yen	**¥ 1,752**	¥ 1,958	¥ 2,237	¥ 2,608	¥ 2,623
Millions of U.S. dollars	**$ 15,927**	$ 17,800	$ 20,336	$ 23,709	$ 23,845

The U.S.dollar amounts in this report have been obtained by converting the Japanese yen amounts at the exchange rate of ¥110 to $1.00 as of February 29, 2004.

Number of Stores

	2004	2003	2002	2001	2000
Superstores					
Company	**266**	265	286	296	308
Subsidiaries	**263**	260	327	345	306
Total	**529**	525	613	641	614
Specialty stores*	**1,148**	1,395	1,639	1,397	563

* Includes subsidiaries and franchisees.

Sales Floor Space (Thousands of square meters)

	2004	2003	2002	2001	2000
Superstores					
Company	**1,892**	1,967	2,135	2,248	2,467
Subsidiaries	**340**	390	816	939	814
Total	**2,232**	2,357	2,951	3,187	3,281
Specialty stores*	**159**	174	189	332	219

* Includes subsidiaries and franchisees.

Consolidated Balance Sheets

February 29, 2004 and February 28, 2003

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	**2004**	2003	**2004**
CURRENT ASSETS:			
Cash and cash equivalents (Note 2.b)	**¥ 195,598**	¥ 146,133	**$ 1,778,164**
Time deposits (Note 4)	**8,897**	4,349	**80,882**
Marketable securities (Note 3)	**4**	22	**36**
Notes and accounts receivable (Note 4):			
Financing—primarily to consumers	**265,962**	202,726	**2,417,836**
Affiliates	**15,206**	22,797	**138,236**
Other—principally trade	**226,571**	219,677	**2,059,737**
Allowance for doubtful accounts	**(27,678)**	(20,820)	**(251,618)**
Inventories (Note 4)	**91,243**	98,686	**829,482**
Deferred tax assets (Note 10)	**34,763**	29,711	**316,027**
Prepaid expenses	**18,126**	17,814	**164,782**
Total current assets	**828,692**	721,095	**7,533,564**
PROPERTY AND EQUIPMENT (Note 4):			
Land (Note 11)	**457,415**	494,620	**4,158,318**
Buildings and structures	**784,365**	822,728	**7,130,591**
Equipment and fixtures	**308,409**	318,021	**2,803,718**
Construction in progress	**5,416**	10,178	**49,236**
Total	**1,555,605**	1,645,547	**14,141,863**
Accumulated depreciation	**(637,528)**	(634,114)	**(5,795,708)**
Net property and equipment	**918,077**	1,011,433	**8,346,155**
INVESTMENTS AND OTHER ASSETS:			
Lease deposits and loans to lessors (Notes 4 and 7)	**280,235**	305,891	**2,547,591**
Investment securities (Notes 3 and 4)	**51,452**	38,176	**467,745**
Investments in and lease deposits to affiliates (Note 4)	**44,028**	45,320	**400,255**
Goodwill	**11,373**	12,107	**103,391**
Deferred tax assets (Note 10)	**20,969**	33,950	**190,627**
Other (Note 4)	**139,360**	142,405	**1,266,909**
Allowance for doubtful accounts	**(33,404)**	(32,152)	**(303,673)**
Total investments and other assets	**514,013**	545,697	**4,672,845**
Total	**¥ 2,260,782**	¥ 2,278,225	**$ 20,552,564**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2004	Millions of Yen 2003	Thousands of U.S. Dollars (Note 1) 2004
CURRENT LIABILITIES:			
Short-term borrowings (Note 4)	**¥ 1,166,711**	¥ 1,271,553	**$ 10,606,464**
Current portion of long-term debt (Note 4)	**151,461**	164,633	**1,376,918**
Accounts payable—primarily trade (Note 4)	**278,872**	235,298	**2,535,199**
Accrued expenses	**22,051**	19,678	**200,464**
Accrued income taxes (Note 10)	**2,162**	2,503	**19,655**
Deferred tax liabilities (Note 10)		673	
Total current liabilities	**1,621,257**	1,694,338	**14,738,700**
LONG-TERM LIABILITIES:			
Long-term debt, less current portion (Note 4)	**320,182**	208,195	**2,910,745**
Lease deposits from lessees (Notes 4 and 7)	**57,135**	63,315	**519,409**
Employees' retirement benefits (Note 5)	**48,358**	47,879	**439,618**
Allowance for loss on business restructuring	**54,485**	117,094	**495,318**
Deferred tax liabilities (Note 10)	**39,196**	50,071	**356,327**
Other (Note 4)	**9,574**	18,316	**87,038**
Total long-term liabilities	**528,930**	504,870	**4,808,455**
MINORITY INTERESTS	**22,070**	12,898	**200,636**
CONTINGENT LIABILITIES (Note 12)			
SHAREHOLDERS' EQUITY (Note 6):			
Capital stock	**119,510**	117,011	**1,086,455**
Common stock—authorized, 2,070,000 thousand shares in 2004 and 2003			
Preferred stock—authorized, 230,000 thousand shares in 2004 and 2003			
Additional paid-in capital	**118,987**	116,488	**1,081,700**
Deficit	**(161,451)**	(189,654)	**(1,467,736)**
Land revaluation surplus (Note 11)	**18,563**	38,238	**168,754**
Net unrealized gain (loss) on available-for-sale securities (Note 2.d)	**8,217**	(1,298)	**74,700**
Foreign currency translation adjustments	**400**	2,469	**3,636**
Total	**104,226**	83,254	**947,509**
Treasury stock — at cost, less reduction for impairment (Notes 4 and 6)	**(15,701)**	(17,135)	**(142,736)**
Total shareholders' equity	**88,525**	66,119	**804,773**
TOTAL	**¥ 2,260,782**	¥ 2,278,225	**$ 20,552,564**

Consolidated Statements of Income

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2004	2003	**2004**
OPERATING REVENUES	**¥ 1,993,619**	¥ 2,197,533	**$ 18,123,809**
COSTS AND OPERATING EXPENSES:			
Cost of revenues	**1,263,910**	1,400,894	**11,490,091**
Selling, general and administrative expenses (Note 7)	**678,054**	755,866	**6,164,127**
Total costs and operating expenses	**1,941,964**	2,156,760	**17,654,218**
INCOME FROM OPERATIONS	**51,655**	40,773	**469,591**
OTHER INCOME (EXPENSES):			
Net interest expense	**(16,616)**	(19,897)	**(151,055)**
Equity in earnings of affiliates	**930**	497	**8,455**
Provision for doubtful accounts including write-off	**(10,136)**	(14,530)	**(92,145)**
Gain from debt forgiveness		170,000	
Loss from business restructuring (Note 9)	**(6,437)**	(23,243)	**(58,518)**
Reversal of allowance for loss on business restructuring	**5,062**	14,387	**46,018**
Other (Note 8)	**(17,202)**	(29,415)	**(156,382)**
Other income (expenses)—net	**(44,399)**	97,799	**(403,627)**
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**7,256**	138,572	**65,964**
INCOME TAXES (Note 10):			
Current	**2,822**	3,149	**25,655**
Deferred	**(16,226)**	725	**(147,509)**
Total income taxes	**(13,404)**	3,874	**(121,854)**
MINORITY INTERESTS IN NET LOSS (INCOME)	**(2,512)**	689	**(22,836)**
NET INCOME	**¥ 18,148**	¥ 135,387	**$ 164,982**

PER SHARE OF COMMON STOCK (Notes 2.o and 15):	Yen		U.S. Dollars
Net income	**¥ 23.30**	¥ 290.94	**$ 0.21**
Diluted net income	**11.62**	153.33	**0.11**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Thousands		Millions of Yen						Treasury Stock	
	Issued Number of Shares								Thousands	Millions of Yen
	Common Stock	Preferred Stock	Capital Stock	Additional Paid-in Capital	Deficit	Land Revaluation Surplus	Net Unrealized Gain (Loss) on Available-for-sale Securities	Foreign Currency Translation Adjustments	Number of Shares of Common Stock	Amount
BALANCE, MARCH 1, 2002	713,696	90,000	¥ 112,030	¥ 68,357	¥ (503,930)	¥ 37,974	¥ (804)	¥ 4,575	(94,674)	¥ (15,633)
Net income					135,387					
Reverse stock split	(356,848)	(81,000)							47,337	
Reduction of capital without compensation			(111,530)		111,530					
Treasury stock acquired and disposed—net					(215)				(2,129)	(1,502)
Issuance of capital stock due to execution of debt-for-equity swap arrangement:										
Common stock	45,040		4,999	4,999						
Preferred stock		220,000	110,000	110,000						
Allotment of common stock to a third party	24,000		1,512	1,489						
Transfer of additional paid-in capital				(68,357)	68,357					
Change of land revaluation surplus due to sale of land which had a negative surplus					(264)	264				
Adjustment of deficit for an excluded affiliate					(519)					
Net unrealized loss on available-for-sale securities							(494)			
Foreign currency translation adjustments								(2,106)		
BALANCE, FEBRUARY 28, 2003	425,888	229,000	117,011	116,488	(189,654)	38,238	(1,298)	2,469	(49,466)	(17,135)
Net income					18,148					
Treasury stock acquired and disposed—net					(532)				4,491	1,434
Allotment of common stock to a third party	24,030		2,499	2,499						
Change of deferred tax liabilities concerning land revaluation (Note 11)						(8,769)				
Change of land revaluation surplus due to sale of land which had a surplus					10,906	(10,906)				
Adjustment of deficit for merger of affiliate					(319)					
Net unrealized gain on available-for-sale securities							9,515			
Foreign currency translation adjustments								(2,069)		
BALANCE, FEBRUARY 29, 2004	449,918	229,000	¥ 119,510	¥ 118,987	¥ (161,451)	¥ 18,563	¥ 8,217	¥ 400	(44,975)	¥ (15,701)

	Thousands of U.S. Dollars (Note 1)						
	Capital Stock	Additional Paid-in Capital	Deficit	Land Revaluation Surplus	Net Unrealized Gain (Loss) on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, FEBRUARY 28, 2003	$ 1,063,737	$ 1,058,982	$ (1,724,127)	$ 347,618	$ (11,800)	$ 22,445	$(155,772)
Net income			164,982				
Treasury stock acquired and disposed—net			(4,836)				13,036
Allotment of common stock to a third party	22,718	22,718					
Change of deferred tax liabilities concerning land revaluation (Note 11)				(79,719)			
Change of land revaluation surplus due to sale of land which had a surplus			99,145	(99,145)			
Adjustment of deficit for merger of affiliate			(2,900)				
Net unrealized gain on available-for-sale securities					86,500		
Foreign currency translation adjustments						(18,809)	
BALANCE, FEBRUARY 29, 2004	$ 1,086,455	$ 1,081,700	$ (1,467,736)	$ 168,754	$ 74,700	$ 3,636	$(142,736)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2004	2003	**2004**
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	**¥ 7,256**	¥ 138,572	**$ 65,964**
Adjustments for:			
Income taxes paid	**(3,120)**	(2,834)	**(28,364)**
Depreciation and amortization	**54,479**	62,449	**495,264**
Amortization of goodwill	**886**	455	**8,055**
Increase in allowance for doubtful accounts	**12,744**	6,141	**115,855**
Decrease in allowance for loss on business restructuring	**(15,763)**	(51,658)	**(143,300)**
Interest expense	**18,434**	22,042	**167,582**
Gain from debt forgiveness		(170,000)	
Loss on disposal of property and equipment	**6,644**	5,565	**60,400**
Decrease (increase) in notes and accounts receivable	**(80,476)**	23,496	**(731,600)**
Decrease in inventories	**6,253**	23,537	**56,845**
Increase (decrease) in accounts payable and accrued expenses	**58,040**	(9,157)	**527,636**
Interest paid	**(18,935)**	(21,537)	**(172,136)**
Other—net	**4,189**	20,443	**38,081**
Total adjustments	**43,375**	(91,058)	**394,318**
Net cash provided by operating activities	**50,631**	47,514	**460,282**
INVESTING ACTIVITIES:			
Acquisition of property and equipment	**(34,217)**	(39,162)	**(311,064)**
Proceeds from sales of property and equipment	**22,210**	50,706	**201,909**
Proceeds from sales of investment securities	**7,670**	25,374	**69,727**
Proceeds from redemption of lease deposits	**16,692**	20,972	**151,745**
Other—net	**(11,106)**	(43,740)	**(100,962)**
Net cash provided by investing activities	**1,249**	14,150	**11,355**
FINANCING ACTIVITIES:			
Decrease in short-term borrowings—net	**(105,634)**	(38,921)	**(960,309)**
Proceeds from long-term debt	**227,618**	111,087	**2,069,255**
Repayment of long-term debt	**(127,466)**	(132,999)	**(1,158,782)**
Allotment of common stock to a third party	**4,998**	3,000	**45,436**
Other—net	**(1,025)**	(2,158)	**(9,318)**
Net cash used in financing activities	**(1,509)**	(59,991)	**(13,718)**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	**(906)**	(1,228)	**(8,237)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**49,465**	445	**449,682**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**146,133**	145,688	**1,328,482**
CASH AND CASH EQUIVALENTS, END OF YEAR	**¥ 195,598**	¥ 146,133	**$ 1,778,164**

CASH FLOW INFORMATION:			
Effect of deconsolidation of subsidiaries upon sales of their stocks to third parties:			
Assets decreased	**¥ 3,755**	¥ 73,832	**$ 34,136**
Liabilities decreased	**3,644**	40,458	**33,127**
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Borrowings decreased by execution of debt-for-equity swap arrangements		229,999	
Preferred stock increased by execution of debt-for-equity swap arrangements		114,999	
Additional paid-in capital increased by execution of debt-for-equity swap arrangements		114,999	

See notes to consolidated financial statements.

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted and applied in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Certain reclassifications have been made in the 2003 financial statements to conform to the classifications used in 2004.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which The Daiei, Inc. (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥110 to $1, the approximate rate of exchange at February 29, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation
The accompanying consolidated financial statements as of February 29, 2004 and February 28, 2003, include the accounts of the Company and all of the subsidiaries (together, the "Companies"), except for one subsidiary, which has an immaterial effect on the consolidated financial statements and is stated at cost.

Under the control concept, those companies in which the Company is able to exercise control, directly or indirectly, over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for using the equity method.

The number of consolidated subsidiaries and affiliates for fiscal 2004 and 2003 is summarized below:

	2004	2003
Consolidated subsidiaries	**101**	109
Affiliates	**13**	14

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the group is eliminated.

Goodwill, the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiaries and affiliates at the date of acquisition, is amortized on a straight-line basis principally over 5 or 20 years, while certain goodwill that is immaterial in terms of amount is expensed as incurred.

b. Cash Equivalents
Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, commercial paper and certain investments, all of which mature or become due within three months of the date of acquisition.

c. Inventories
Merchandise inventories are principally stated at cost as determined by the retail method applied on an average basis.

d. Marketable and Investment Securities
All securities held by the Companies are classified as available-for-sale securities, and reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Available-for-sale securities whose fair values are not readily determinable are stated at cost determined principally by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. Property and Equipment
Depreciation of buildings and structures of the Company and buildings of certain of its consolidated subsidiaries is computed using the straight-line method, while the declining-balance method is used for equipment and fixtures of the Company and principally for the property and equipment of its subsidiaries.

The range of useful lives is from 5 to 50 years for buildings and structures, and from 3 to 20 years for equipment and fixtures.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. Depreciation charged to expense for fiscal 2004 and 2003 was ¥48,636 million ($442,145 thousand) and ¥56,052 million, respectively.

f. Employees' Retirement Benefits
The Company and most of the consolidated subsidiaries have contributory funded pension plans and unfunded retirement benefit plans covering substantially all employees.

Effective March 1, 2001, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

The transitional obligation as of March 1, 2001 is principally amortized over 15 years starting from the year ended February 28, 2002 on a straight-line method. Annual amortization is presented as other expense in the consolidated statements of income. Certain domestic consolidated subsidiaries amortize the transitional obligation over 5 years on straight-line method.

Directors and corporate auditors are not covered by the retirement and termination plans described above. Benefits paid to such individuals are charged to income when paid. Any amounts eventually payable to directors and corporate auditors upon retirement are subject to the approval of the shareholders.

g. Allowance for Loss on Business Restructuring
Allowance for loss on business restructuring is provided for costs to be incurred through structural reform set out in the Daiei Group's "New Three-Year Restoration Program" and is presented as "loss arising from business restructuring" in the consolidated statements of income for the years ended February 29, 2004 and February 28, 2003.

h. Leases
The Companies conduct a large part of their retail store operations in leased facilities. Operations are charged currently for rentals as specified in the lease agreements. No lease obligations have been capitalized in accordance with accounting practices in Japan.

The Companies lease certain equipment and fixtures under noncancelable agreements with initial lease periods of 5 to 7 years. The agreements are renewable at substantially reduced rentals and the initial lease periods are less than the estimated useful lives of the properties. These leases are accounted for as operating leases. Under Japanese accounting standards for leases, whether as a lessee or as a lessor, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements. The "as if capitalized" information as a lessor is also disclosed (see Note 7.b).

i. Foreign Currency Financial Statements
Financial statements of foreign consolidated subsidiaries are translated into Japanese yen at year-end rates except for shareholders' equity which is translated at historical rates.

Differences arising from such translation are presented as "foreign currency translation adjustments" in a separate component of shareholders' equity.

j. Foreign Currency Transactions
All monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that they are not hedged by forward exchange contracts.

k. Derivatives and Hedging Activities
The Company and certain consolidated subsidiaries use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, interest rate swaps and interest rate options are utilized to reduce foreign currency exchange and interest rate risks. The Company and domestic consolidated subsidiaries do not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign currency forward contracts are utilized to hedge foreign currency exposures in procurement of merchandise from overseas suppliers. Trade payables denominated in foreign currencies are translated at the forward exchange contracted rates if the forward contracts qualify for hedge accounting.

Interest rate swaps and interest rate options are utilized to hedge interest rate exposures of long-term debt. These swaps and options, which qualify for hedge accounting, are measured at market value at the balance sheet date and the unrealized gains or losses are deferred until maturity as other liability or asset. In addition, the interest rate swaps, which also meet specific matching criteria, are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

l. Stock and Debt Issuance Costs
Stock and debt issuance costs are charged to income as incurred.

m. Income Taxes
The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

n. Appropriations of Retained Earnings or Deficit
Appropriations of retained earnings or deficit at each year end are reflected in the financial statements for the following year upon shareholders' approval.

o. Per Share Information
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if preferred stocks were converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding preferred stocks at the beginning of the year.

p. New Accounting Pronouncements
In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASB") issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Company is currently in the process of assessing the effect of these pronouncements which may result in such impairment losses when adopted.

3. MARKETABLE AND INVESTMENT SECURITIES

Marketable and investment securities as of February 29, 2004 and February 28, 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Current—Marketable equity securities	¥ 4	¥ 22	$ 36
Total	¥ 4	¥ 22	$ 36
Non-current:			
Marketable securities	¥ 28,574	¥ 17,087	$259,763
Non-marketable equity securities	22,878	21,089	207,982
Total	¥ 51,452	¥ 38,176	$467,745

The carrying amounts and aggregate fair values of current and non-current marketable securities at February 29, 2004 and February 28, 2003 were as follows:

	Millions of Yen			
February 29, 2004	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale:				
Equity securities	¥ 13,881	¥ 15,006	¥ 328	¥ 28,559
Government bond	19			19
Total	¥ 13,900	¥ 15,006	¥ 328	¥ 28,578

	Millions of Yen			
February 28, 2003	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale:				
Equity securities	¥ 15,897	¥ 5,805	¥ 4,645	¥ 17,057
Government bond	52			52
Total	¥ 15,949	¥ 5,805	¥ 4,645	¥ 17,109

	Thousands of U.S. Dollars			
February 29, 2004	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale:				
Equity securities	$ 126,191	$ 136,418	$ 2,982	$ 259,627
Government bond	173			173
Total	$ 126,364	$ 136,418	$ 2,982	$ 259,800

Available-for-sale securities whose fair value is not readily determinable as of February 29, 2004 and February 28, 2003 were as follows:

	Carrying Amount		
	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Available-for-sale—			
Equity securities	¥ 22,878	¥ 21,089	$ 207,982

Proceeds from sales of available-for-sale securities for the year ended February 29, 2004 were ¥1,979 million ($17,991 thousand). Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥1,302 million ($11,836 thousand) and ¥43 million ($391 thousand), respectively, for the year ended February 29, 2004.

Proceeds from sales of available-for-sale securities for the year ended February 28, 2003 were ¥262 million. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥92 million and ¥2 million, respectively, for the year ended February 28, 2003.

The carrying values of government bond by contractual maturities for securities classified as available-for-sale at February 29, 2004 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
	Available for Sale	Available for Sale
Due in one year or less	¥ 4	$ 36
Due after one year through five years	15	137
Total	¥ 19	$ 173

4. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at February 29, 2004 and February 28, 2003, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Short-term borrowings:			
From banks and insurance companies	**¥ 1,130,311**	¥ 1,243,053	**$ 10,275,555**
Commercial paper	**36,400**	28,500	**330,909**
Total	**¥ 1,166,711**	¥ 1,271,553	**$ 10,606,464**

The weighted-average interest rates of short-term borrowings and commercial paper for the year ended February 29, 2004 were 1.3%.

The Company has historically financed a portion of its capital expenditures through short-term bank borrowings which have consistently been renewed upon maturity. Management anticipates that this financing method will be continued (see Note 16).

As is customary in Japan, the Company and its domestic subsidiaries maintain deposit balances with banks with which they have short-term or long-term borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal. In addition, collateral must be provided if requested by the lending banks and certain banks have the right to offset cash deposited with them against any bank loan or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the bank concerned.

Long-term debt as of February 29, 2004 and February 28, 2003, is summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
1.3%–7.3% loans from banks and insurance companies, due 2004–2021:			
Collateralized	**¥ 389,417**	¥ 302,420	**$ 3,540,154**
Unsecured	**77,026**	60,708	**700,236**
Unsecured 2.65%–2.8% straight bonds, due November 21, 2003 through November 19, 2004	**5,200**	9,700	**47,273**
Total	**471,643**	372,828	**4,287,663**
Current portion included in current liabilities	**(151,461)**	(164,633)	**(1,376,918)**
Total	**¥ 320,182**	¥ 208,195	**$ 2,910,745**

Aggregate annual maturities of long-term debt less current portion are summarized as follows:

Fiscal Year	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 54,016	$ 491,055
2007	190,721	1,733,827
2008	30,257	275,064
2009	17,224	156,582
2010 and thereafter	27,964	254,217
Total	¥ 320,182	$ 2,910,745

As of February 29, 2004, the following assets and treasury stock were pledged as collateral to secure accounts payable (primarily trade) of ¥838 million ($7,618 thousand), short-term borrowings of ¥1,024,359 million ($9,312,355 thousand), long-term debt (including current portion) of ¥389,417 million ($3,540,154 thousand), lease deposits from lessees of ¥2,633 million ($23,936 thousand) and other long-term liabilities of ¥5,831 million ($53,009 thousand).

Assets and Treasury Stock	Millions of Yen	Thousands of U.S. Dollars
Time deposits	¥ 3,673	$ 33,391
Notes, accounts receivable and other current assets	36,753	334,118
Inventories	743	6,755
Buildings and structures	263,121	2,392,009
Land	418,947	3,808,609
Other property and equipment	3,307	30,064
Investment securities including those in affiliates	77,039	700,355
Lease deposits	120,414	1,094,673
Other long-term assets	14,162	128,745
Treasury stock	3,530	32,091

5. EMPLOYEES' RETIREMENT BENEFITS

The liability for employees' retirement benefits at February 29, 2004 and February 28, 2003, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Projected benefit obligation	**¥ 209,586**	¥ 386,468	**$ 1,905,327**
Fair value of plan assets	**(85,146)**	(191,330)	**(774,055)**
Unrecognized transitional obligation	**(49,172)**	(97,705)	**(447,018)**
Unrecognized actuarial loss	**(28,670)**	(55,897)	**(260,636)**
Unrecognized prior service cost	**1,742**	6,335	**15,836**
Prepaid pension expense	**18**	8	**164**
Net liability	**¥ 48,358**	¥ 47,879	**$ 439,618**

The components of net periodic retirement benefit costs for the years ended February 29, 2004 and February 28, 2003, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Service cost	**¥ 9,451**	¥ 15,526	**$ 85,918**
Interest cost	**6,505**	10,496	**59,137**
Expected return on plan assets	**(7,579)**	(6,649)	**(68,900)**
Amortization of plan transitional obligation	**5,855**	11,008	**53,227**
Recognized actuarial loss	**3,475**	3,426	**31,591**
Amortization of prior service cost	**(385)**	(891)	**(3,500)**
Gain on exemption from future pension obligation of the governmental program	**(3,794)**		**(34,491)**
Net periodic benefit costs	**¥ 13,528**	¥ 32,916	**$ 122,982**

Assumptions used for the years ended February 29, 2004 and February 28, 2003, were set forth as follows:

	2004	2003
Discount rate	**1.8%–2.6%**	1.8%–3.0%
Expected rate of return on plan assets	**0.0%–9.2%**	1.5%–3.7%
Amortization period of prior service cost	**Principally 10 years**	Principally 10 years
Recognition period of actuarial gain/loss	**Principally 10 years**	Principally 10 years
Amortization period of transitional obligation	**Principally 15 years**	Principally 15 years

The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company on behalf of the government and a corporate portion established at the discretion of the Company. In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval. The Company obtained approval for exemption from the future obligation by the Ministry of Health, Labour and Welfare on June 20, 2003 and recognized a gain on exemption from the future pension obligation of the governmental program in the amount of ¥3,794 million ($34,491 thousand) for the year ended February 29, 2004 (see Note 8). The substitutional portion of the plan assets which will be transferred to the government in the subsequent year is measured to be approximately ¥120,573 million ($1,096,118 thousand) as at February 29, 2004. In addition, an expected rate of return was calculated reflecting both sales of investment securities, a part of the plan assets, prepared for the aforementioned transfer and a change in assets for the employee retirement benefit trust to assets bearing lower risks to fluctuating prices.

6. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

The Code was revised whereby capital stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as capital stock and the remaining net proceeds as additional paid-in capital. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of capital stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the capital stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the capital stock account upon resolution of the Board of Directors or to retained earnings (deficit) to offset such a deficit upon resolution of the shareholders.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of capital stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

There were no retained earnings available for dividends under the Code as of February 29, 2004, based on the amount recorded in the parent company's general books of account.

The shareholders approved the declaration of no dividends for the year ended February 29, 2004 at the general shareholders meeting held on May 27, 2004.

As of February 29, 2004 and February 28, 2003, the Company's treasury shares were held as follows:

	2004	2003
	(based on equipment ownership interest)	
The Company	3,291,081 shares	3,250,484 shares
Consolidated subsidiaries	34,177,066 〃	38,178,307 〃
Affiliated companies	7,507,405 〃	8,036,010 〃

Issuance of Convertible Preferred Stock, Capital Reduction, Reverse Stock Split and Capital Increment
In accordance with the resolution of the Board of Directors on January 30, 2001, the Company issued Class A preferred stock of 45,000 thousand shares by the amount of ¥59,985 million and Class B preferred stock of 45,000 thousand shares by the amount of ¥59,985 million on March 1, 2001.

At the 51st ordinary general meeting of shareholders held on May 23, 2002, the following matters were approved and implemented as follows:

On June 28, 2002, the capital reduction (effected as a transfer from common and preferred stock to deficit) was implemented without compensation. The total amount of the capital reduction was ¥111,530 million. The Company's common stock issued of 713,696 thousand shares was reduced to 356,848 thousand shares as a result of 1-for-2 reverse stock split on June 28, 2002. The Class A preferred stock of 45,000 thousand shares and Class B preferred stock of 45,000 thousand shares, each had 10 shares consolidated into 1 share, effective June 28, 2002. As a result, the numbers of shares of Class A and Class B preferred stocks each changed to 4,500 thousand shares, respectively.

The authorized number of shares was increased to 2,340,000 thousand shares which consists of 2,070,000 thousand shares of common stock, 5,000 thousand shares of Class A preferred stock, 5,000 thousand shares of Class B preferred stock, 40,000 thousand shares of Class C preferred stock, 40,000 thousand shares of Class D preferred stock, 50,000 thousand shares of Class E preferred stock, 80,000 thousand shares of Class F preferred stock and 50,000 thousand shares of Class G preferred stock.

Based upon the approval for the execution of the debt-for-equity swap arrangements with three creditor banks by the Company's Board meeting held on May 23, 2002, the Company issued the Class C preferred stock of 40,000 thousand shares by the amount of ¥40,000 million, Class E preferred stock of 50,000 thousand shares by the amount of ¥50,000 million, the Class F preferred stock of 80,000 thousand shares by the amount of ¥80,000 million and the Class G preferred stock of 50,000 thousand shares by the amount of ¥50,000 million on August 20, 2002.

Class C preferred stock was fully converted to Class D preferred stock on December 3, 2002, resulting in 40,000 thousand shares of Class D preferred outstanding.

On December 19, 2002, the Company issued 24,000 thousand new shares of common stock at ¥125 per share to a third party. Capital stock and additional paid-in capital increased by ¥1,512 million and ¥1,489 million, respectively.

On February 26, 2004, the Company issued 24,030 thousand new shares of common stock at ¥208 per share to a third party. Capital stock and additional paid-in capital each increased by ¥2,499 million ($22,718 thousand), respectively. As a result of the issuance of common stock, the conversion price of both Class A preferred stock and Class B preferred stock changed to ¥468.10.

At the 53rd ordinary general meeting of shareholders held on May 27, 2004, the Company's proposal for the transfer of additional paid-in capital of ¥118,987 million ($1,081,700 thousand) was approved for the purpose of offsetting deficits.

As of February 29, 2004, the Company's preferred stocks was summarized as follows:

	Class A	Class B
Number of shares authorized	5,000,000	5,000,000
Number of shares issued	4,500,000	4,500,000
Preferred dividends	Maximum ¥133 per share non-cumulative but participating	Maximum ¥133 per share non-cumulative and non-participating
Voting right	None, except when no resolution for the payment of preferred dividends to Class A preferred shareholders is submitted to an ordinary general meeting of shareholders	None, except when no resolution for the payment of preferred dividends to Class B preferred shareholders is submitted to an ordinary general meeting of shareholders
Conversion to common stock	At ¥468.10 during March 1, 2006–January 22, 2021	At ¥468.10 during March 1, 2008–January 22, 2019
Distribution of residuary assets	At ¥1,333 per share, preferred distributions prior to the shareholders of common stock	At ¥1,333 per share, preferred distributions prior to the shareholders of common stock

	Class D-1	Class D-2
Number of shares authorized	40,000,000	
Number of shares issued	20,000,000	20,000,000
Preferred dividends	Maximum ¥30 per share non-cumulative and non-participating	Maximum ¥30 per share non-cumulative and non-participating
Voting right	Possessed	Possessed
Conversion to common stock	At ¥220.90 during August 22, 2005–July 24, 2009	At ¥220.90 during August 21, 2006–July 24, 2009
Distribution of residuary assets	At ¥1,000 per share, preferred distributions prior to the shareholders of common stock	At ¥1,000 per share, preferred distributions prior to the shareholders of common stock

	Class E	Class F
Number of shares authorized	50,000,000	80,000,000
Number of shares issued	50,000,000	80,000,000
Preferred dividends	Maximum ¥70 per share non-cumulative and non-participating	Maximum ¥80 per share non-cumulative and non-participating
Voting right	None, except when no resolution for the payment of preferred dividends to Class E preferred shareholders is submitted to an ordinary general meeting of shareholders on or after March 1, 2005	None, except when no resolution for the payment of preferred dividends to Class F preferred shareholders is submitted to an ordinary general meeting of shareholders on or after March 1, 2005
Conversion to common stock	At ¥220.90 during August 20, 2007–July 24, 2020	At ¥220.90 during August 20, 2010–July 22, 2022
Distribution of residuary assets	At ¥1,000 per share, preferred distributions prior to the shareholders of common stock	At ¥1,000 per share, preferred distributions prior to the shareholders of common stock

	Class G
Number of shares authorized	50,000,000
Number of shares issued	50,000,000
Preferred dividends	Maximum ¥100 per share cumulative starting with the fiscal year ended February 29, 2004 (but not exceeding ¥100 per share) and participating
Voting right	None
Conversion to common stock	At fair market value as of August 20, 2012, during August 20, 2012–July 24, 2062
Distribution of residuary assets	At ¥1,000 per share, preferred distributions prior to the shareholders of common stock

7. LEASES

In connection with leased store facilities, in most cases, store buildings are constructed to the Companies' specifications on land owned by the lessor. The facilities are leased for a 20-year term, with annual rental charges under individual contracts which are renegotiated every 2 or 3 years. Clauses for renewals vary by individual lease contract; however, these agreements generally are renewable upon expiration. There is no provision for contingent rentals.

Generally, substantially all of the costs of construction of these store buildings is financed by the Companies in the form of lease deposits paid to the lessor. These lease deposits, less a non-interest bearing withholding of 10%–20% which is refundable upon termination of the lease contract, are refunded on an equal installment basis over the last 10 years of the lease. Lease deposits are non-interest bearing for the first 10 years of the lease contract, but bear interest ranging up to 3% in the remaining 10 years of the contracts except for the aforementioned withholdings.

Rental expenses for store facilities, office space and equipment for fiscal 2004 and 2003 were ¥105,144 million ($955,855 thousand) and ¥122,012 million, respectively, including ¥2,267 million ($20,609 thousand) and ¥2,790 million of lease payments under finance leases.

a. Lessee

Following is pro forma information for fiscal 2004 and 2003, on an "as if capitalized" basis, of leased property under finance leases that do not transfer ownership of the leased property to the lessee:

	Millions of Yen						Thousands of U.S. Dollars		
	Year Ended February 29, 2004			Year Ended February 28, 2003			**Year Ended February 29, 2004**		
	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total
Acquisition cost	**¥ 9,715**	**¥ 14**	**¥ 9,729**	¥ 12,216	¥ 33	¥ 12,249	**$ 88,318**	**$ 127**	**$ 88,445**
Accumulated depreciation	**4,095**	**5**	**4,100**	5,750	19	5,769	**37,227**	**45**	**37,272**
Net leased property	**¥ 5,620**	**¥ 9**	**¥ 5,629**	¥ 6,466	¥ 14	¥ 6,480	**$ 51,091**	**$ 82**	**$ 51,173**

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Due within one year	**¥ 1,862**	¥ 2,633	**$ 16,927**
Due after one year	**3,961**	4,346	**36,009**
Total	**¥ 5,823**	¥ 6,979	**$ 52,936**

Depreciation expense and interest expense under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Depreciation expense	**¥ 2,057**	¥ 2,541	**$ 18,700**
Interest expense	**224**	235	**2,036**
Total	**¥ 2,281**	¥ 2,776	**$ 20,736**

Depreciation expense and interest expense, which were not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases for fiscal 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Due within one year	**¥ 22,405**	¥ 22,773	**$ 203,682**
Due after one year	**142,299**	162,921	**1,293,627**
Total	**¥ 164,704**	¥ 185,694	**$ 1,497,309**

Sublease agreements with tenants are generally for terms of six years, cancelable and renewable, and annual rental charges are renegotiated every three years. Such sublease agreements provide for both base rentals and percentage rentals based upon sales.

The Company sold claims on certain lease deposits to third parties for ¥7,928 million in fiscal 1999. Unredeemed deposits corresponding to the transferred claims outstanding as of February 29, 2004, totaled ¥8,305 million ($75,500 thousand), a substantial portion of which is subject to put options of the seller. The transactions were deemed a sale because economic benefits and risks under the store lease agreements were transferred to the purchaser, although the legal position and rights were not transferred.

The Company collateralized other store lease deposits of ¥2,118 million ($19,255 thousand) to provide additional security to buyers of the lease deposit claims.

b. Lessor

Following is pro forma information for fiscal 2004 and 2003, on an "as if capitalized" basis, of leased property under finance leases that do not transfer ownership of the leased property to the lessee:

	Millions of Yen						Thousands of U.S. Dollars		
	Year Ended February 29, 2004			Year Ended February 28, 2003			**Year Ended February 29, 2004**		
	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total
Acquisition cost	**¥18,664**	**¥1,808**	**¥20,472**	¥23,223	¥1,953	¥25,176	**$169,673**	**$16,436**	**$186,109**
Accumulated depreciation	**13,644**	**738**	**14,382**	14,912	715	15,627	**124,036**	**6,709**	**130,745**
Net leased property	**¥ 5,020**	**¥1,070**	**¥ 6,090**	¥ 8,311	¥1,238	¥ 9,549	**$ 45,637**	**$ 9,727**	**$ 55,364**

Receivables under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Due within one year	**¥ 3,207**	¥ 3,996	**$ 29,155**
Due after one year	**3,346**	6,049	**30,418**
Total	**¥ 6,553**	¥10,045	**$ 59,573**

Depreciation expense and interest income under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Depreciation expense	**¥ 3,877**	¥ 4,407	**$ 35,246**
Interest income	**401**	588	**3,645**
Total	**¥ 4,278**	¥ 4,995	**$ 38,891**

Depreciation expense and interest income, which are not reflected in the accompanying consolidated statements of income, are computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases for fiscal 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Due within one year	**¥ 11**	¥ 11	**$ 100**
Due after one year	**115**	126	**1,045**
Total	**¥126**	¥137	**$1,145**

8. OTHER INCOME (EXPENSES)

Other income (expenses) for fiscal 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Gain (loss) on sales of investment in subsidiaries and affiliates—net	**¥ 371**	¥ (3,953)	**$ 3,373**
Gain (loss) on sales of property and equipment—net	**(8,864)**	116	**(80,582)**
Gain on sales of investment securities—net	**1,259**	90	**11,445**
Gain on exemption from future pension obligation of the governmental program	**3,794**		**34,491**
Amortization of transitional obligations of employees' retirement benefits	**(5,855)**	(11,008)	**(53,227)**
Loss on disposal of property and equipment	**(5,409)**	(5,565)	**(49,173)**
Loss on valuation of investment securities	**(165)**	(5,821)	**(1,500)**
Other—net	**(2,333)**	(3,274)	**(21,209)**
Total	**¥(17,202)**	¥ (29,415)	**$(156,382)**

9. LOSS FROM BUSINESS RESTRUCTURING

Losses from business restructuring have been recognized in connection with the execution of the Daiei Group's "New Three-Year Restoration Program" adopted in February 2002.

Estimated losses on store closing of ¥3,602 million ($32,745 thousand), and certain losses related to business restructuring of ¥2,835 million ($25,773 thousand) were incurred during the year ended February 29, 2004.

Loss on sales of property and equipment of ¥15,296 million, loss on disposal of merchandising inventories of ¥7,779 million and other losses of ¥168 million were incurred during the year ended February 28, 2003.

10. INCOME TAXES

Income taxes applicable to the Company include corporation, enterprise and inhabitant taxes which, in aggregate, result in a normal effective statutory tax rate in Japan of approximately 42.1% for the years ended February 29, 2004 and February 28, 2003.

A reconciliation between the normal effective statutory tax rate for the years ended February 29, 2004 and February 28, 2003, and the actual effective tax rate reflected in the accompanying consolidated statements of income was as follows:

	2004	2003
Normal effective statutory tax rate	**42.1%**	42.1%
Valuation allowance	**(538.4)**	(77.3)
Tax benefits not recognized on operating losses of subsidiaries	**313.3**	(1.3)
Undistributed earnings of affiliated companies	**(18.1)**	37.2
Inhabitants taxes per capita	**15.5**	0.8
Other—net	**0.9**	1.3
Actual effective tax rate	**(184.7)%**	2.8%

On March 31, 2003, a tax reform law was enacted in Japan which changed the normal effective statutory tax rate from 42.1% to 40.7%, effective for years beginning on or after April 1, 2004.

The new normal effective statutory tax rate was applied to a calculation only for deferred tax assets and liabilities expected to be realized after March 1, 2005. The effect of this change was immaterial.

Significant components of deferred tax assets and liabilities at February 29, 2004 and February 28, 2003, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Deferred tax assets:			
Tax loss carryforwards	**¥ 167,917**	¥ 140,519	**$ 1,526,518**
Employees' retirement benefits	**29,497**	30,145	**268,155**
Allowance for doubtful accounts	**17,222**	15,041	**156,564**
Loss arising from business restructuring	**13,124**	30,354	**119,309**
Loss on valuation of investment securities	**10,417**	30,870	**94,700**
Other	**28,844**	36,896	**262,218**
Less valuation allowance	**(206,712)**	(216,019)	**(1,879,200)**
Deferred tax assets	**60,309**	67,806	**548,264**
Deferred tax liabilities:			
Land revaluation	**(28,643)**	(27,826)	**(260,391)**
Variance of the estimate of subsidiaries	**(6,568)**	(6,987)	**(59,709)**
Unrealized gain on available-for-sale securities	**(6,011)**	(2,351)	**(54,645)**
Undistributed earnings of affiliated companies	**(1,046)**	(2,828)	**(9,509)**
Gain on contribution to employee retirement trust		(12,973)	
Other	**(1,505)**	(1,924)	**(13,681)**
Deferred tax liabilities	**(43,773)**	(54,889)	**(397,937)**
Net deferred tax assets	**¥ 16,536**	¥ 12,917	**$ 150,327**

Deferred tax assets and liabilities appearing on the consolidated balance sheets are net amounts among each consolidated entity while the figures above are gross amounts.

At February 29, 2004, deferred tax assets on tax loss carryforwards above included those of ¥22,013 million ($200,118 thousand) recognized on a subsidiary's tax loss carryforwards as management of the Company believes that the tax loss carryforwards will be effectively utilized in accordance with achieving the subsidiary's business plan.

11. LAND REVALUATION

Under the "Law of Land Revaluation," promulgated and revised on March 31, 1998 and 1999, respectively, the Company adopted a one-time revaluation of its own-use land to a value based on real estate appraisal information as of February 28, 2001. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholders' equity. There was no effect on the consolidated statements of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly, as defined in the law, such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities.

As of February 29, 2004, aggregate market value of the Company's land has declined by ¥38,143 million ($346,755 thousand) which is not deemed to be a significant subsequent decline as defined in the law.

In addition, a subsidiary also adopted a one-time revaluation of its own-use land to a value based on real estate appraisal information as of February 28, 2002. As of February 29, 2004, aggregate market value of the subsidiary's land has declined by ¥41 million ($373 thousand).

The Company adopted the Auditing Committee Report No. 70 revised on February 17, 2004 for deferred tax liabilities concerning land revaluation (see Note 10) from the year ended February 29, 2004. This revision clarified that deferred tax assets concerning land revaluation losses have to be considered for recoverability in each revaluation of land. Before this adoption, the Company had recognized deferred tax liabilities on net land revaluation gains which offset total land revaluation gains and total land revaluation losses.

This resulted in a decrease of land revaluation surplus by ¥9,430 million ($85,727 thousand) and an equivalent amount of an increase of deferred tax liabilities at February 29, 2004.

12. CONTINGENT LIABILITIES

As of February 29, 2004, the Companies are contingently liable for guarantees and items of a similar nature for loans and borrowings of others as follows:

	Millions of Yen	Thousands of U.S. Dollars
Employees' housing loans	¥ 277	$ 2,518
Borrowings of store lessors and other companies	5,566	50,600

13. DERIVATIVES

The Company enters into foreign exchange forward contracts to hedge foreign exchange risk associated with certain liabilities denominated in foreign currencies.

OMC Card, Inc., Japan Distribution Lease Co., Ltd., 55 Station, Inc., which are consolidated subsidiaries, enter into interest rate swap contracts to manage interest rate exposures on certain liabilities.

All derivative transactions, which are entered into to hedge interest and foreign currency exposures incorporated within its business, are subject to market risk. However, the risk is considered to be managed since the derivative transactions are not entered into for speculative purposes. The market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Companies do not hold or issue derivatives for trading purposes. Because the counterparties to these derivatives are limited to major international financial institutions with high credit ratings, the Companies do not anticipate any material losses arising from credit risk. Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The Companies had the following derivatives contracts outstanding at February 29, 2004 and February 28, 2003:

	Millions of Yen					
	2004			2003		
	Contract or Notional Amount	Fair Value	Unrealized Gains (Losses)	Contract or Notional Amount	Fair Value	Unrealized Gains (Losses)
Interest rate contracts:						
Interest swaps (fixed rate payment, floating rate receipt)	**¥ 10,000**	**¥ (239)**	**¥ (239)**	¥ 42,000	¥ (694)	¥ (415)
Interest option—buying				36,757	1	(24)

	Thousands of U.S. Dollars		
	2004		
	Contract or Notional Amount	Fair Value	Unrealized Gains (Losses)
Interest rate contracts—			
Interest swaps (fixed rate payment, floating rate receipt)	**$ 90,909**	**$ (2,173)**	**$ (2,173)**

Certain derivative contracts which qualify for hedge accounting for the year ended February 29, 2004, are excluded from the disclosure of market value information.

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Companies' exposure to credit or market risk.

14. SEGMENT INFORMATION

a. Operations in Different Businesses

	Millions of Yen						
	Year Ended February 29, 2004						
	Retail	Finance	Development	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2004							
Operating revenues:							
Customers	¥ 1,654,789	¥ 122,146	¥ 35,484	¥ 181,200	¥ 1,993,619		¥ 1,993,619
Transfers between segments	38,553	26,718	31,898	118,928	216,097	¥ (216,097)	
Total	1,693,342	148,864	67,382	300,128	2,209,716	(216,097)	1,993,619
Costs and operating expenses	1,676,027	128,078	58,999	293,315	2,156,419	(214,455)	1,941,964
Operating income	¥ 17,315	¥ 20,786	¥ 8,383	¥ 6,813	¥ 53,297	¥ (1,642)	¥ 51,655
Assets, Depreciation and Capital Expenditures—2004							
Assets	¥ 1,681,739	¥ 1,261,790	¥ 456,300	¥ 268,482	¥ 3,668,311	¥ (1,407,529)	¥ 2,260,782
Depreciation	16,696	19,801	8,235	7,533	52,265		52,265
Capital expenditures	14,672	15,416	1,302	6,738	38,128		38,128

	Thousands of U.S. Dollars						
	Year Ended February 29, 2004						
	Retail	Finance	Development	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2004							
Operating revenues:							
Customers	$ 15,043,536	$ 1,110,418	$ 322,582	$ 1,647,273	$ 18,123,809		$ 18,123,809
Transfers between segments	350,482	242,891	289,982	1,081,163	1,964,518	$ (1,964,518)	
Total	15,394,018	1,353,309	612,564	2,728,436	20,088,327	(1,964,518)	18,123,809
Costs and operating expenses	15,236,609	1,164,345	536,355	2,666,500	19,603,809	(1,949,591)	17,654,218
Operating income	$ 157,409	$ 188,964	$ 76,209	$ 61,936	$ 484,518	$ (14,927)	$ 469,591
Assets, Depreciation and Capital Expenditures—2004							
Assets	$ 15,288,536	$ 11,470,818	$ 4,148,182	$ 2,440,746	$ 33,348,282	$ (12,795,718)	$ 20,552,564
Depreciation	151,782	180,009	74,863	68,482	475,136		475,136
Capital expenditures	133,382	140,145	11,836	61,255	346,618		346,618

	Millions of Yen						
	Year Ended February 28, 2003						
	Retail	Finance	Development	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2003							
Operating revenues:							
Customers	¥ 1,833,231	¥ 115,582	¥ 37,334	¥ 211,386	¥ 2,197,533		¥ 2,197,533
Transfers between segments	42,366	29,834	36,246	133,645	242,091	¥ (242,091)	
Total	1,875,597	145,416	73,580	345,031	2,439,624	(242,091)	2,197,533
Costs and operating expenses	1,870,924	121,615	64,712	338,821	2,396,072	(239,312)	2,156,760
Operating income	¥ 4,673	¥ 23,801	¥ 8,868	¥ 6,210	¥ 43,552	¥ (2,779)	¥ 40,773
Assets, Depreciation and Capital Expenditures—2003							
Assets	¥ 1,730,194	¥ 1,246,771	¥ 484,838	¥ 293,006	¥ 3,754,809	¥ (1,476,584)	¥ 2,278,225
Depreciation	18,600	21,646	9,839	9,453	59,538		59,538
Capital expenditures	24,514	12,462	1,316	7,849	46,141		46,141

Note:
Classification of Business Segments—The business segments, which are classified according to the Companies' strategy, principally include the following:

Retail Business consists of general merchandise stores, supermarkets, discount stores, department stores and specialty stores for the sale of clothing and sundry goods.

Finance Business consists of sales of financial instruments, finance and lease business.

Development Business consists of store development, operation, management and real estate services.

Other Business consists of food-service, hotel and leisure business.

b. Segment Information by Geographic Area—Japan operating revenues and total assets of the Company and its domestic subsidiaries for fiscal 2004 and 2003 represented more than 90% of the consolidated operating revenues and total assets of the respective years. Accordingly, disclosure of segment information by geographic area is not disclosed.

c. Overseas Operating Revenues—Overseas operating revenues for fiscal 2004 and 2003 were less than 10% of the consolidated operating revenues of the respective years. Accordingly, disclosure of overseas operating revenues is not disclosed.

15. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended February 29, 2004 and February 28, 2003 is as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
Year Ended February 29, 2004	Net Income	Weighted-average Shares	EPS	
Basic EPS—Net income available to common shareholders	¥ 18,148	778,969	¥ 23.30	$ 0.21
Effect of dilutive securities— Convertible preferred stock		782,353		
Diluted EPS—Net income for computation	¥ 18,148	1,561,322	¥ 11.62	$ 0.11

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
Year Ended February 28, 2003	Net Income	Weighted-average Shares	EPS	
Basic EPS—Net income available to common shareholders	¥ 135,387	465,339	¥ 290.94	
Effect of dilutive securities— Convertible preferred stock		417,620		
Diluted EPS—Net income for computation	¥ 135,387	882,959	¥ 153.33	

16. ADDITIONAL INFORMATION

The Company launched the Daiei Group's "New Three-Year Restoration Program" in February 2002 to liquidate its unprofitable stores and subsidiaries and reduce interest bearing debt in a much shorter time, on the premise that the Company would receive extensive support from its shareholders and three main banks, UFJ Bank, Ltd., Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank, Ltd. The Company places its first priority on the achievement of the program with support and understanding from the financial institutions.

In addition, the Ministry of Economy, Trade and Industry of Japan under Section 1 of Chapter 3 of the Industry Revitalization Law acknowledged the program as a "Corporate Restructuring Plan."

17. SUBSEQUENT EVENTS

(1) On the March 31, 2004, the Company, in connection with restructuring group operations based on the "New Three-Year Restoration Program," integrated the Fukuoka business (Fukuoka Dome, Sea Hawk Hotel & Resort and Hawks Town Mall), which were owned and managed by consolidated subsidiaries; Fukuoka Dome Inc. and Fukuoka Daiei Real Estate Inc., into Fukuoka Daiei Real Estate Inc. Fukuoka Dome Inc. received debt forgiveness of six main banks; Bank of Fukuoka, Ltd., Nishi-Nippon Bank, Ltd., Fukuoka City Bank, Ltd., UFJ Bank, Ltd., Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank, Ltd. The Company sold all shares of Fukuoka Daiei Real Estate Inc. to Colony Capital LLC.

On a consolidated basis, assets of ¥129.5 billion and liabilities of ¥120.7 billion decreased due to the aforementioned sale of the Fukuoka business, which had no impact on net income/loss with the realization of allowance for loss on the business restructuring.

(2) On April 27, 2004, Fukuoka Dome Inc. sold treasury shares for cash which increased consolidated net assets of ¥7,470 million and had no impact on net income.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81 (3) 3457 7321
Fax: +81 (3) 3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Shareholders and the Board of Directors of
The Daiei, Inc.:

We have audited the accompanying consolidated balance sheets of The Daiei, Inc. and consolidated subsidiaries as of February 29, 2004 and February 28, 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Daiei, Inc. and consolidated subsidiaries as of February 29, 2004 and February 28, 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As discussed in Note 16 to the consolidated financial statements, the Company places its first priority on the achievement of the Daiei Group's "New Three-Year Restoration Program," which was acknowledged by the Ministry of Economy, Trade and Industry of Japan as a "Corporate Restructuring Plan" under the Industry Revitalization Law.

As discussed in Note 10 to the consolidated financial statements, the Company has recognized as deferred tax assets ¥22,013 million ($200,118 thousand) on a subsidiary's tax loss carryforwards. Management of the Company believes that the tax loss carryforwards will be effectively utilized in accordance with achieving the subsidiary's business plan.

As discussed in Note 17 to the consolidated financial statements, the Company sold the Fukuoka business on March 31, 2004.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 27, 2004

The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The standards, procedures and practices to audit such financial statements are those which are generally accepted and applied in Japan.

Member of
Deloitte Touche Tohmatsu

Corporate Profile

(As of May 27, 2004)

Board of Directors and Officers

Chairman
Heihachirou Yoshino

President & Chief Executive Officer
Kunio Takagi

Senior Managing Director
Shinji Seino

Managing Directors
Toshio Hasumi
Tadahiko Tsuchiya
Kazuo Takahashi
Mitsuru Hazeyama
Mikio Kihara
Hiroyuki Ogawa

Directors
Takayuki Ito
Masahiro Ohta
Masakazu Sato
Yoshiaki Takahashi
Kunio Nishimoto
Hiroshige Sasaki

Corporate Auditors
Osamu Sato
Kenjuro Yamamoto
Toichiro Kigawa
Satoru Kita

Main Offices

<Head Office>
4-1-1, Minatojima Nakamachi
Chuo-ku, Kobe 650-0046
Japan
Tel: +81-78-302-5001

<Hamamatsuchou Office Center>
2-4-1, Shibakoen
Minato-ku, Tokyo 105-8514
Japan
Tel: +81-3-3433-3211

Overseas Offices and Liaison Offices

<U.S.A.>
D International, Inc.
141 7th Ave. West Suite 202
Kirkland, WA 98033
U.S.A.
Tel: +1-425-284-2596
Fax: +1-425-284-0307

THE DAI'EI(USA), INC.
Kaheka Office
801 Kaheka Street
Honolulu, Hawaii 96814
U.S.A.
Tel: +1-808-973-6600
Fax: +1-808-941-6457

<CHINA>
Tianjin Daiei International Trading Co., Ltd.
151 Hami-Road, Heping-District
Tianjin, China
Tel/Fax: +86-22-2731-6969

Ningbo-Daiei Foodstuffs Co., Ltd.
Changfeng Development Zone
Zhonggongmiao South Suburban
Ningbo 315192
China
Tel: +86-574-8820-3896,1308
Fax: +86-574-8820-1306

The Daiei, Inc.
Hong Kong Liaison Office
Suite Nos. 7&8A 22F, Tower1
China Hong Kong City
33 Canton Road, Tsim sha Tsui
Kowloon, Hong Kong
Tel: +852-2317-0966
Fax: +852-2317-1966

The Daiei, Inc. 4-1-1, Minatojima Nakamachi, Chuo-ku, Kobe 650-0046 Japan